D:\1ST\COAL\SEC\WPHSEC.WPD\1
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                              WINDSOR COAL COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26573
                      FOR THE QUARTER ENDED MARCH 31, 2001



                                   CONTENTS

                                                                      Page


         Statements of Income and Retained Earnings                     1

         Balance Sheets                                                2-3

         Information Concerning Mine Operations and
           Capital Improvements                                         4

         Calculation of Cost of Capital and
           Statement of Cost of Commercial Coal Sold and Shipped        5

         Statement of Cost of Operation                                 6

         Analysis of Mining Plant in Service                            7




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                              WINDSOR COAL COMPANY
                               STATEMENT OF INCOME
                      FOR THE QUARTER ENDED MARCH 31, 2001
                                   (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $ 5,135

COST OF OPERATION                                            8,045
                                                           -------

OPERATING LOSS                                              (2,910)

NONOPERATING INCOME                                            751
                                                           -------

LOSS BEFORE FEDERAL INCOME TAXES                            (2,159)

FEDERAL INCOME TAX CREDIT ON OPERATIONS                     (2,162)
                                                           -------

NET INCOME                                                 $     3
                                                           =======



                         STATEMENT OF RETAINED EARNINGS
                      FOR THE QUARTER ENDED MARCH 31, 2001
                                   (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                               $51

NET INCOME                                                     3

CASH DIVIDENDS DECLARED                                       54
                                                             ---

BALANCE AT END OF PERIOD                                     $ -
                                                             ===


The common stock of the Company is wholly owned by Ohio Power Company.


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                              WINDSOR COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)
                                                           March 31,
                                                             2001
                                                         ------------
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 46,560
  Accumulated Depreciation and Amortization                  45,931
                                                           --------

         NET MINING PLANT                                       629
                                                           --------

CURRENT ASSETS:
  Cash and Cash Equivalents                                   2,369
  Accounts Receivable:
    General                                                   1,556
    Affiliated Companies                                      2,041
  Advances to Affiliates                                     37,332
  Materials and Supplies                                      3,256
  Accrued Tax Benefit                                        10,145
  Other                                                         438
                                                           --------

         TOTAL CURRENT ASSETS                                57,137
                                                           --------

DEFERRED INCOME TAXES                                        39,245
                                                           --------

DEFERRED CHARGES                                                367
                                                           --------

           TOTAL                                           $ 97,378
                                                           ========


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                              WINDSOR COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)

                                                          March 31,
                                                            2001
                                                        ------------
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                            $   -
  Paid-in Capital                                             -
  Retained Earnings                                           -
                                                          ---------

         TOTAL SHAREHOLDER'S EQUITY                           -
                                                          --------

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       35,043
  Mine Closure Costs                                           777
  Accrued Reclamation Costs                                 17,172
  Operating Reserves                                        27,220
                                                          --------

         TOTAL OTHER NONCURRENT LIABILITIES                 80,212
                                                          --------

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  1,458
    Affiliated Companies                                       869
  Accrued Vacation Pay                                         491
  Accrued Other Postretirement Benefits                      7,002
  Other                                                      2,189
                                                          --------

         TOTAL CURRENT LIABILITIES                          12,009
                                                          --------

REGULATORY LIABILITIES                                       5,157
                                                          --------

           TOTAL                                          $ 97,378
                                                          ========


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                              WINDSOR COAL COMPANY
         INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                      FOR THE QUARTER ENDED MARCH 31, 2001

MINE CLOSURE AND PENDING SALE

         The Company closed the Windsor mine in 2001 and efforts are underway to reclaim the property. A memorandum of understanding was reached in April 2001 with an outside coal company to purchase all of the stock of the Company from Ohio Power Company. The transaction is expected to close on or about June 30, 2001.




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

                                                    WINDSOR COAL COMPANY
                  CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                                            FOR THE QUARTER ENDED MARCH 31, 2001
                                               (in thousands, except as noted)
                                                                                                        January
                                                                                                        through
                                                                                                         March
                                                                                                          2001
  I. Calculation of Cost-of-Capital Compensation:
     -------------------------------------------
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                $   -
            Paid-in Capital (excluding item D)                                                              -
            Excess of Acquisition Cost Over Net Book Value                                                   172
                                                                                                        --------
                                                                                                             172
       B. Rate of Return Allowable per HCAR No. 26573:
            10.27% per annum, 2.5675% per quarter                                                        .025675
                                                                                                        --------

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $      5
                                                                                                         ========
            2. Year-to-Date                                                                              $      5
                                                                                                         ========

       D. Net Income per Statement of Income                                                             $      3
            Less: Nonoperating Income                                                                         751
                                                                                                         --------

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (748)
                                                                                                         ========
            2. Year-to-Date                                                                              $   (748)
                                                                                                         ========

 II. Coal Billing Calculation:
     ------------------------
       A. Total Operating Expenses (a)                                                                   $  5,883

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (748)
                                                                                                         --------

       C. Cost Applicable to Current Quarter Coal Billings                                                  5,135
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    4,736
                                                                                                         --------
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $    399
                                                                                                         ========

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                 69,063
                                                                                                           ======

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                            $5.78
                                                                                                            =====

(a)      As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.


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                              WINDSOR COAL COMPANY
                         STATEMENT OF COST OF OPERATION
                      FOR THE QUARTER ENDED MARCH 31, 2001


                                                       (in thousands)

Direct Labor-UMW*                                          $   457
Indirect Labor-UMW*                                          1,368
Benefits-UMW*                                                4,787
Salaries and Benefits-Nonunion                               1,798
Operating Supplies                                             753
Repair Parts and Materials                                     546
Electricity and Other Utilities                                 49
Outside Services-Maintenance, Haulage and Reclamation          760
Taxes Other Than Federal Income Taxes**                        644
Rental of Equipment                                             10
Depreciation, Depletion and Amortization                       299
Royalties                                                       45
Mining Cost Normalization***                                (1,240)
Other Production Costs                                      (2,555)
                                                           -------

Subtotal                                                     7,721

Transfers of Production Costs (to)/from Coal Inventory         324
                                                           -------

          Total                                            $ 8,045
                                                           =======

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                              WINDSOR COAL COMPANY
                       ANALYSIS OF MINING PLANT IN SERVICE
                     AND RELATED ACCUMULATED PROVISIONS FOR
                          DEPRECIATION AND AMORTIZATION

                                             March 31, 2001
                                     ----------------------------
                                                           Net
                                     Gross  Accumulated  Carrying
                                     Cost    Provisions   Amount
                                     -----  -----------  --------
                                             (in thousands)

          Description

Surface Lands                       $   629    $  -        $629

Mining Structures and Equipment      35,890     35,890       -

Mine Development Costs               10,041     10,041       -
                                    -------    -------     ----

    Total Mining Plant in Service   $46,560    $45,931     $629
                                    =======    =======     ====